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                              February 1, 2024

       Fu Xiaowei
       Chief Executive Officer
       YY Group Holding Ltd.
       60 Paya Lebar Road
       #05-43 Paya Lebar Square
       Singapore 409051

                                                        Re: YY Group Holding
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 8,
2023
                                                            File No. 333-275486

       Dear Fu Xiaowei:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment 2 to Form F-1 filed January 8, 2024

       Business, page 61

   1. You state that you pay your users, credit salaries, and employ a rewards program via the
                                                        e-wallet function in
the YY Pay/YY App, and that users make transactions within YY Pay through e-wallet.
However, you also state that the YY Pay and e-wallet features have been discontinued. Please
thoroughly revise your disclosure regarding the manner in which your offerings of
products and services currently operate without these features, as well as how the discontinuation
of such features have impacted or may impact your results of operations and business
operations (quantitatively and qualitatively). Also explain any difference between YY
Pay and YY App.
 Fu Xiaowei
FirstName
YY Group LastNameFu
          Holding Ltd. Xiaowei
Comapany1,NameYY
February   2024    Group Holding Ltd.
February
Page 2 1, 2024 Page 2
FirstName LastName
Compensation of Executive Directors and Executive Officers, page 101

2. Please update this disclosure as of the most recently completed fiscal year.
Consolidated Financial Statements
General, page F-1

3. Please revise your filing to include December 31, 2023 audited financial statements as required by I Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that YY Group Holding Ltd. is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of
Item 8.A.4 of Form
         20-F.
Exhibit 5.1

4. We note your statement in Section 7.1 that the opinion is for the benefit of only the
         Addressees. Limitations on reliance are not acceptable, and purchasers of securities in the offering are entitled to rely on the opinion. Please revise to remove this limitation on reliance. Refer to Section I.B.3.d of Staff Legal Bulletin No. 19.
Exhibit 5.2

5. The opinion states that counsel is relying on the legal opinion of Mourant Ozannes regarding matters under "the law of the Cayman Islands." However, Mourant Ozannes'
         opinion appears to be limited to the laws of the British Virgin Islands. Please revise or advise.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services